Exhibit 21

SUBSIDIARIES OF ALLIED NEVADA GOLD CORP.

As of Effective Date of Arrangement

Name of Subsidiary	Jurisdiction of Organization
Vista Gold Holdings Inc.(1)	Nevada
Vista Gold U.S. Inc.(2)	Delaware
Vista Nevada Corp.(2)	Nevada
Mineral Ridge Resources Inc.(2) (3)	Nevada
Victory Gold Inc.(2)	Nevada
Victory Exploration Inc.(4)	Nevada
Hycroft Resources & Development, Inc.(2)	Nevada
Hycroft Lewis Mine, Inc.(5)	Nevada
Allied Nevada Gold Holdings LLC(1)	Nevada

(1)	100% owned by Allied Nevada Gold Corp.

(2)	100% owned by Vista Gold Holdings Inc.

(3)	Currently in process of being dissolved.

(4)	100% owned by Victory Gold Inc.

(5)	100% owned by Hycroft Resources & Development, Inc.